UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             BVR SYSTEMS (1998) LTD.
                  ----------------------------------------------
                 (Translation of registrant's name into English)

            16 HA'MELACHA ST., PARK AFEK, ROSH HA'AYIN 48091, ISRAEL
            --------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F  X    Form 40-F
                                                 ---             ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes         No   X
    ---         ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

                                  EXHIBIT INDEX


   Exhibit                     Description
   -------                     -----------

      1.        Proxy Statement, for the use at the annual meeting of
                the shareholders of the Registrant, to be held on September 17, 2003

      2.        Press Release dated August 27, 2003, BVR Systems (1998) Ltd.
                Reports Second Quarter 2003 Results

      3. Press Release dated June 10, 2003, BVR Systems Reports P5CTS Project Status

                                                                       EXHIBIT 1

                          B.V.R. SYSTEMS (1998) LTD.
                            16 HAMELACHA STREET, AFEK
                           ROSH HA'AYIN 48091, ISRAEL

                                 PROXY STATEMENT

           This Proxy Statement is furnished to the holders of ordinary shares, NIS 1.00 nominal value (the "Ordinary Shares") of B.V.R Systems (1998) Ltd. ("BVR" or the "Company") in connection with the solicitation by the Board of Directors of the Company (the "Board") of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on September 17, 2003 at 10:00 A.M. Israel time, at the offices of the Company, 16 Hamelacha Street, Park Afek, Rosh Ha'Ayin 48091, Israel.

           It is proposed that at the Annual General Meeting: (i) one (1) person be elected to the Board of Directors to serve as an external director pursuant to the Israeli Companies Law, 5759-1999, referred to as the Companies Law; and
(ii) seven (7) persons be elected to the Board of Directors (in addition to the one external director who currently serves on the Board and to the one external director whose election is being proposed at this Meeting) and one (1) additional person be considered for election to the Board of Directors; (iii) the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2002 be received and considered; and (iv) KPMG Somekh Chaikin be reappointed as the Company's independent auditor for the 2003 fiscal year, and the Board of Directors be authorized to fix the remuneration of the auditor.

           A form of proxy for use at the Meeting or any adjournment or postponement thereof and a return envelope for the proxy are also enclosed. You may revoke the authority granted by your executing a proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly dated and executed and received by the Company not less than twenty four hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The failure to fill in the choices indicated on the proxy card will authorize the proxies to vote FOR the proposals to be brought before the Meeting.

           Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on August 8, 2003 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about August 13, 2003. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

           The Company had outstanding on March 31, 2003, 10,660,874 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 33-1/3% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

                  BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

           The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of March 31, 2003, by each person or entity known to own beneficially more than 5% of our outstanding Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

                                                                                                      PERCENTAGE OF
                                                                NUMBER OF ORDINARY                OUTSTANDING ORDINARY
            NAME                                            SHARES BENEFICIALLY OWNED(1)                 SHARES(2)
            ----                                            ----------------------------                 ---------
  Elisra Electronic Systems Ltd.(3)(4)                              6,688,358                             55.0%
  48 Mivtza Kadesh Street
  Bnai Brak 51203
  Clal Industries and Investments Ltd.(5)(6)                        1,889,600                             17.73%
  Azrieli Center, Building 3
  Tel Aviv 67023
  Polar Investments Ltd.(5)(7)                                      1,414,129                             13.27%
  Platinum House
  21 Ha'arbah St.
  Tel Aviv 64731
  Yaron Sheinman                                                      948,328                              8.90%
  3 Yasmin
  Karmei Yosef


-----------------------
(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 31, 2003.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of March 31, 2003, are treated as outstanding only for the purposes of determining the percent owned by such person or group. The percentage of outstanding ordinary shares is based on 10,660,874 ordinary shares outstanding as of March 31, 2003.

(3) Elisra Electronic Systems Ltd. is a subsidiary of Koor Industries Ltd., referred to as Koor. In November 2002, Elta, a division of Israeli Aircraft Industries Ltd., acquired from Koor Industries Ltd. 30% of the outstanding shares of Elisra at such time.

(4) Includes 1,500,000 ordinary shares issuable upon exercise of an outstanding warrant.

(5)  Each of such entities is publicly traded on the Tel Aviv Stock Exchange.

(6) Includes 694,200 ordinary shares owned by Clal Industries and Technologies Ltd., a wholly owned subsidiary of Clal Industries and Investments Ltd.

(7) Includes 542,929 ordinary shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd. and 871,200 ordinary shares held by Polar Communication Ltd., a company which is publicly traded on the Tel Aviv Stock Exchange, in which Polar Investments Ltd. holds a majority interest.

                     ITEM 1 - ELECTION OF EXTERNAL DIRECTOR

           Following the expiration of Ms. Bruria Lekner's term as our external director, the number of directors who currently serve as members of our Board is
8. Until the expiration of her term, Ms. Bruria Lekner served as one of our two
(2) external directors. Ms. Bruria Lekner has been appointed by the shareholders at our annual general meeting of shareholders for the year 2000 to serve for a term of three (3) years, which ended on April 5, 2003. Mr. Amnon Harari has been appointed by the shareholders at our annual general meeting of shareholders for the year 2002 to serve for a term of three (3) years, ending on July 8, 2005. Management proposes to recommend that Ms. Tal (Sheli) Shalit-Shoval be elected at the Meeting to serve as an external director.


           Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity during the two years preceding that date. The term affiliation includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an office holder.

           No person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director. No director in a company can serve as an external director in another company if a director in the other company serves as an external director in that company. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

           The initial term of an external director is three years and may be extended for an additional three years. Our articles of association provide that our Board of Directors may delegate any or all of its powers to one or more committees of the Board, subject to the limitations and restrictions that the Board may from time to time prescribe. Our Board of Directors has appointed an Audit Committee and a Finance Committee. Under the Companies Law, each committee of our Board of Directors which exercises powers of the Board, is required to include at least one external director . and the Audit Committee is required to include all of the external directors

           Our external directors received an aggregate remuneration of approximately $9,500 for the year ended December 31, 2002 and did not receive any options to purchase any of our ordinary shares.

           It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted FOR the election of the nominee as an external director. The nominee shall hold office for a term of three (3) years ending on September 16, 2006, unless her office is earlier vacated under any relevant provision of our articles of association and/or applicable law.

           The nominee's principal occupations or employment for the past five years, are: Ms. Shalit-Shoval who currently serves as the General Manager of the Coffee Division in the Elite Group, has been holding various managerial positions at Elite, in Israel and abroad, during the last 12 years. Ms. Shalit-Shoval holds a B.Sc. degree in Industrial and Management Engineering from Tel-Aviv University and has graduated the Senior Executive Program at INSEAD, Fontainebleau, France. Ms. Shalit-Shoval serves as an external director at Formula Vision Technologies Ltd. (TASE: FVT) of the Formula Group.

           External directors are to be elected by a majority vote at a shareholders' meeting, provided that either (1) the total number of votes FOR the election of the external directors shall include the votes of at least one-third of the shares of non-controlling shareholders voted at the meeting. When counting the votes of the non-controlling shareholders, abstentions shall not be included in such calculations; or (2) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.



           THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THIS PROPOSED RESOLUTION.

                         ITEM 2 - ELECTION OF DIRECTORS

           In addition to the two external directors, management proposes that seven (7) nominees be elected to the Board of Directors at this Meeting. It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the following 7 nominees, who currently serve as directors in the Company: Yuval Yanai, Ran Maidan, Izthak Beni, Itzhak Gat, Yaron Sheinman, Aaron Zuker and Dov Avron.

           Mr. Gary Brant, a shareholder holding approximately 1.6% of the Company's outstanding shares, proposes to be elected as a member of the Board of Directors at this Meeting. Management proposes that shareholders shall vote according to their discretion with respect to the nomination of Mr. Gary Brant as a member of the board.

           Each of the nominees shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company and/or under the Companies Law.

           In the event that any one or more of the 8 nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The nominees and their present principal occupations or employment and the year in which each first became a director of the Company, if applicable, are:


           YOVAL YANAI has been appointed as Chairman of our board of directors in April 2003. Mr. Yanai has been our director since August 2001. Mr. Yanai has been senior vice president and chief financial officer of Koor Industries Ltd. since October 1, 2000. Mr. Yanai served as senior vice president and chief financial officer of Nice Systems Ltd., from April 1998 to September 2000. From 1991 to 1998, he was the vice president, finance and chief financial officer of Elscint Ltd. and director of several of Elscint's subsidiaries. Mr. Yanai joined Elscint in 1985 and served as corporate controller and corporate treasurer through 1991. Mr. Yanai formerly served as a pilot in the Israeli Air Force. Mr. Yanai is a director of Makhteshim-Agan Industries Ltd., Elisra Electronics Systems Ltd. and Telrad Networks Ltd. Mr. Yanai holds a bachelor degree in Accounting and Economics from the Tel Aviv University.

           RAN MAIDAN has been our director since March 2003. Mr. Maidan is serving as a vice president in the Elisra Group since March 2003. Mr. Maidan serves as director in Elisra Electronic Systems Ltd., Tadiran Electronic Systems Ltd. and Tadiran Spectralink. Prior to joining Elisra, Mr. Maidan was vice president in charge of mergers, acquisitions and taxation at Koor Industries Ltd. since June 2000. Prior to this position Mr. Maidan served as Koor's controller. From 1995 until 1999 Mr. Maidan was an audit manager at KPMG Somekh Chaikin. Mr. Maidan is a Certified Public Accountant, and holds a Masters Degree in Business Administration from Bar Ilan University, Israel.

           ITZHAK BENI has been our director since June 2003. Mr. Beni is the CEO of Tadiran Spectralink Ltd. and Tadiran Systems Ltd. of the Elisra Group. Mr. Beni also serves as a director in. Dekolink Wireless Ltd. Prior to joining Tadiran Spectralink Ltd., Mr. Beni was the manager of the Data Communication Division of Tadiran Ltd. Mr. Beni is a retired Lieutenant Colonel of the Israeli Air-Force, where he has served for 26 years. Mr. Beni holds a B.Sc. in Electronic Engineering from the Technion Institute of Technology in Haifa, Israel.

           ITZCHAK GAT has been our director since June 2000. He has been general manager of Polar Communication Ltd. since 1999. Between 1993 and 1999, Mr. Gat was president and general manager of RAFAEL, the Armament and Development Authority of the Israeli Ministry of Defense. Between 1990 and 1992, Mr. Gat served as the head of material command for the Israeli Air Force. He served in the Israeli Air Force and retired as a Brigadier General. Mr. Gat has a BSc in Aeronautical Engineering from the Technion, Israel Institute of Technology in Haifa.

           YARON SHEINMAN has been our director since the consummation of our spin-off in October 1998. He is a founder and chairman of the board of directors of B.V.R. Technologies Ltd ("BVR-T"). From the commencement of BVR-T's operations in 1987 through 1996, Mr. Sheinman served as the chairman and chief executive officer of BVR-T. Mr. Sheinman served as a combat pilot with the Israeli Air Force (including reserve service) for approximately 15 years. Mr. Sheinman also serves as chairman of the board of Nexus Telocation Systems, VIZ, Coresma and Unisfair. Mr. Sheinman serves on the board of BrightCom.

           AARON ZUKER has been our director since October 2000. Mr. Zuker has been the vice president of Koor since January 1999. Mr. Zuker is the managing director of R.M. Renaissance Management (1993). Mr. Zuker is a director of Makhteshim-Agan Industries Ltd., Telrad Networks Ltd. and several companies in the Elisra Group. Mr. Zuker is also a director of Isrex (94) Ltd., Clalcom Ltd and Barak ITC (1995) Ltd. Between the years 1990 and 1995, Mr. Zuker served as chief financial officer and later as chief executive officer of the Jerusalem Report Publication. Mr. Zuker is a graduate of B.F.A. of New York Institute of Technology.

           DOV AVRON has been our director since October 2000. Since 1994 Mr. Avron has been an assistant to the president and chief executive officer of Elisra Electronic Systems Ltd. where he serves as vice president, marketing since 1999. Mr. Avron holds a master degree in Political Science from the Bar Ilan University.

           GARY BRANT is the founder and Chief Executive Officer of VeriTouch Ltd. and VeriTouch Technologies Corporation in the U.S. Between 1989-1996 Mr. Brant served as the President of Summit Group Ltd., a private money-management and securities trading company. Mr. Brant graduated from the School of Visual Arts, New York and from the San Francisco Art Institute, San Francisco, where he majored in filmmaking and production.

           As of March 31, 2003, other than Yaron Sheinman who beneficially owned 948,328 Ordinary Shares, which represented 8.9% of our outstanding Ordinary Shares, none of our directors and officers beneficially owned more than 1% of our outstanding equity securities.


           As of March 31, 2003, our current directors and officers, as a group, held options to purchase 195,000 Ordinary Shares, at a weighted average exercise price of $2.4 per share expiring between July 24, 2005 and November 13, 2006. Of these options, options to purchase 90,000 Ordinary Shares are currently exercisable or will have become exercisable within 60 days of such date.


           The Articles of Association of the Company provide that a director may appoint another person to serve as his substitute with all the rights and obligations of the appointing director, except the right to appoint a further substitute. Under the Companies Law, a person who currently serves as director or a substitute may not be appointed as a substitute. The substitute director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. A substitute director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, to the Company's knowledge, no appointment of substitute has been made by the directors of the Company. Under the Companies Law the external directors may not appoint substitutes.

           In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, subject to the limitations and restrictions that the Board may from time to time prescribe and subject to the provisions of the Companies Law. The Board has appointed an Audit Committee and a Finance Committee. Under the Companies Law, each committee of the Board which exercises board powers, shall include at least one external director. The Audit Committee shall include all the external directors.

           REMUNERATION AND OTHER INFORMATION

           The aggregate remuneration the Company paid for the year ended December 31, 2002 to all of its executive officers as a group (6 persons), was approximately $839,000 in salaries, fees, commissions and bonuses. This amount includes approximately $160,000 set aside or accrued to provide for pension, retirement or similar benefits provided to the Company's directors and executive officers.

           Our external directors received an aggregate of approximately $9,500 for the year ended December 31, 2002.


           The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the eight (8) nominees listed below, as directors of the Company.

           THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE NOMINATION TO THE BOARD OF THE 7 NOMINEES WHO CURRENTLY SERVE AS DIRECTORS IN THE COMPANY. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE ACCORDING TO YOUR DISCRETION WITH RESPECT TO THE NOMINATION OF MR. GARY BRANT AS A MEMBER OF THE BOARD.

        ITEM 3 - ACCEPTANCE AND CONSIDERATION OF THE FINANCIAL STATEMENTS

           At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2002 will be presented and considered.

                       ITEM 4 - REAPPOINTMENT OF AUDITORS

           It is proposed that KPMG Somekh Chaikin, Certified Public Accountants (Israel), will be reappointed as the independent auditor of the Company for the fiscal year ending December 31, 2003.

           The Board of Directors hereby reports of the remuneration payable to KPMG Somekh Chaikin for services rendered with respect to the fiscal year ending December 31, 2002 as follows: (i) For auditing of the financial statements, reviewing the quarterly condensed financial statements and auditing of the tax reconciliation statements - $66,000; (ii) For other services - (a) for auditing services pursuant to an agreement dated August 9, 1999, between the Company and MLM Systems Engineering and Integration (a division of Israeli Aircraft Industries Ltd.) - approximately $2,000; and (b) for consulting services regarding the construction of financial model of a privately financed initiative
(PFI) project in Israel - $55,000. The Board of Directors believes that these limited non-audit functions do not affect the independence of KPMG Somekh Chaikin.

           KPMG Somekh Chaikin has served as the independent auditor of the Company since the fourth quarter of 1999 and serves as the independent auditor of Elisra Electronic Systems Ltd., the Company's controlling shareholder.

           It is proposed that at the Annual General Meeting, the following resolution be adopted:

           "RESOLVED, that the Company's independent auditor, KPMG Somekh Chaikin be, and it hereby is, reappointed as the auditor of the Company for the fiscal year ending December 31, 2003 and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of the said independent auditor in accordance with the volume and nature of its services."

           The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution reappointing KPMG Somekh Chaikin as independent auditor of the Company.

           THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THIS PROPOSED RESOLUTION.

                                      By Order of the Board of Directors,

                                      /s/ Yuval Yanai

                                      YUVAL YANAI
                                      Chairman of the Board of Directors

Dated:  August 8, 2003

                                                                       EXHIBIT 2

           BVR SYSTEMS (1998) LTD. REPORTS SECOND QUARTER 2003 RESULTS


ROSH HA'AYIN, ISRAEL - AUGUST 27, 2003 - BVR SYSTEMS (1998) LTD. (OTCBB: BVRSF), a diversified world leader in advanced military training and simulation systems, today announced second quarter 2003 net loss of $0.7 million, or $0.07 per share, compared with a net income of $5,000, or $0.0 per share for the second quarter of 2002. Net loss for the first half of 2003 was $1.9 million or $0.18 per share, compared with a net income of $13,000 or $0.0 per share for the first half of 2002.

           Revenues for the period were $4.9 million compared with revenues of $9.4 million for the second quarter of 2002. For the first half of 2003, BVRS' revenues decreased 47 percent to $10.3 million compared with first half 2002 revenues of $19.4 million.

           Second quarter 2003 operating loss was $0.5 million, compared with an operating profit of $0.4 million for the same period of last year. Operating loss for the first six months of 2003 was $1.5 million compared with an operating profit of $0.8 million for first half of 2002.

           Gross profit for the second quarter of 2003 decreased to $1.2 million from $2.5 million for the second quarter of the previous year. For the first half of 2003, the gross profit was $1.8 million compared with the gross profit of $5.0 million for the first half of 2002.

BVRS' order backlog at the end of the second quarter was approximately $21.5 million.

           The Company's auditors have called attention to the fact that as of the financial statements' date, there are serious doubts as to the ability of the Company to repay its liabilities and to continue to finance its operations as a going concern.

           Mr. Yuval Yanai, the Company's Chairman of the Board, noted that the Company's controlling shareholder is reviewing available means of increasing its investment in the Company's share capital by at least $2 million. In addition, BVRS announced that it is currently negotiating an agreement with its principal bank lenders with respect to the deferral of loans repayment in the amount of $9 million until September 30, 2004, at the earliest. In case the banks shall approve the rescheduling of the loans upon the consummation of the additional investments, and provided the company meets its business plan, the auditors have expressed their view that a going concern qualification may no longer be applicable.

           Mr. Yoel Katzir, BVRS' President and CEO, commented: "BVR has been selected during this quarter to provide two of its top-of-the-range simulators to customers in Asia and South America. The value of both contracts, that are yet to be negotiated, is expected to be approximately $8 million. These awards demonstrate BVR's competitive advantage despite the intense competition in its traditional marketplace. BVR shall continue to implement its business strategy and focus upon its core business."

           "The Company is currently pursuing a comprehensive cost cutting measures in order to adjust its cost structure to the changing markets' environment" added Mr. Katzir.

BVR SYSTEMS (1998) LTD., (OTC BULLETIN BOARD: BVRSF) IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF ELISRA GROUP, A WORLD LEADER IN THE DEVELOPMENT OF ELECTRONIC WARFARE (EW) SYSTEMS, AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS FOR THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S WEB SITE AT HTTP://WWW.BVRSYSTEMS.COM.

This press release contains forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems' management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reduction in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company's operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the company's products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems' results to vary from expectations, please see the Company's reports filed from time to time with the SEC.

     Contact: Gilad Yavetz, Tel. 011-972-3-900-8000

                                                      B.V.R. Systems (1998) Ltd.

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                                        JUNE 30
                                                                          ------------------------------           DECEMBER 31
                                                                              2003                  2002                  2002
                                                                              ----                  ----                  ----
                                                                     US$ THOUSANDS         US$ THOUSANDS         US$ THOUSANDS
                                                                     -------------         -------------         -------------
                                                                         UNAUDITED             UNAUDITED               AUDITED
                                                                         ---------             ---------               -------

ASSETS

CURRENT ASSETS

Cash and cash equivalents                                                   4,062                   450                   860
Restricted bank deposits                                                    2,378                 4,249                 4,266
Trade receivables                                                           8,266                28,086                15,700
Work in progress                                                              144                  *379                   328
Other receivables and prepaid expenses                                      1,009                *1,127                   827
Inventories                                                                 2,723                 1,614                 1,817
                                                                        ----------            ----------            ----------

Total current assets                                                       18,582                35,905                23,798
                                                                        ----------            ----------            ----------


INVESTMENTS, LOANS AND LONG-TERM RECEIVABLES                                  422                   990                   584
                                                                        ----------            ----------            ----------

FIXED ASSETS

Cost                                                                        9,533                 9,233                 9,380
Less - accumulated depreciation                                             8,081                 7,302                 7,724
                                                                        ----------            ----------            ----------

Fixed assets, net                                                           1,452                 1,931                 1,656
                                                                        ----------            ----------            ----------


                                                                        ----------            ----------            ----------

TOTAL ASSETS                                                               20,456                38,826                26,038
                                                                        ==========            ==========            ==========


*Reclassified


                                                      B.V.R. Systems (1998) Ltd.

                           CONSOLIDATED BALANCE SHEET


                                                                                        JUNE 30
                                                                         -----------------------------------           DECEMBER 31
                                                                                  2003                  2002                  2002
                                                                                  ----                  ----                  ----
                                                                         US$ THOUSANDS         US$ THOUSANDS         US$ THOUSANDS
                                                                         -------------         -------------         -------------
                                                                             UNAUDITED             UNAUDITED               AUDITED
                                                                             ---------             ---------               -------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term bank credit                                                         13,006                15,002                15,083
Short-term loan from Elisra Electronic Systems Ltd.                                 -                 3,500                     -
Trade payables                                                                  5,249                11,761                 8,461
Excess of advances from customers over amounts
 recognized as revenue                                                          3,381                *1,635                 1,290
Other payables and accrued expenses                                             3,819                *4,221                 4,325
                                                                              --------              --------              --------

Total current liabilities                                                      25,455                36,119                29,159
                                                                              --------              --------              --------

LONG-TERM LIABILITIES

Liability for employee severance benefits, net                                    554                   532                   509
                                                                              --------              --------              --------

SHAREHOLDERS' EQUITY (DEFICIT)

Share capital                                                                   2,529                 2,529                 2,529
Additional paid-in capital                                                     21,408                21,408                21,408
Accumulated deficit                                                           (29,490)              (21,762)              (27,567)
                                                                              --------              --------              --------

                                                                               (5,553)                2,175                (3,630)
                                                                              --------              --------              --------


                                                                              --------              --------              --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     20,456                38,826                 26,038
                                                                              ========              ========              ========


*Reclassified


                                                      B.V.R. Systems (1998) Ltd.


CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------


                                                 SIX MONTHS ENDED                         THREE MONTHS ENDED              YEAR ENDED
                                                 ----------------                     --------------------------          ----------
                                                      June 30                                JUNE 30                     DECEMBER 31
                                                      -------                         --------------------------
                                               2003                  2002             2003                 2002                2002
                                               ----                  ----                                              -------------
                                      US$ THOUSANDS         US$ THOUSANDS                          US$ THOUSANDS       US$ THOUSANDS
                                      -------------         -------------                          -------------       -------------

                                         UNAUDITED             UNAUDITED       UNAUDITED             UNAUDITED              AUDITED
                                         ---------             ---------       ---------             ---------             ---------

Income from sales                           9,228                18,574           3,921                 8,915                26,295
Income from royalties and
 commissions                                1,114                   833             952                   462                 1,995
                                         ---------             ---------       ---------             ---------             ---------

                                           10,342                19,407           4,873                 9,377                28,290

Cost of sales                               8,543                14,431           3,667                 6,855                23,715
                                         ---------             ---------       ---------             ---------             ---------

Gross profit                                1,799                 4,976           1,206                 2,522                 4,575
                                         ---------             ---------       ---------             ---------             ---------

Operating expenses:

Research and development                      288                   722             177                   400                 1,554
Selling and marketing                       1,139                 1,012             474                   520                 2,363
General and administrative                  1,900                 2,402           1,040                 1,162                 4,577
                                         ---------             ---------       ---------             ---------             ---------

Operating profit (loss)                    (1,528)                  840            (485)                  440                (3,919)

Financial expenses, net                      (356)                 (710)           (206)                 (318)                 (855)
Other income (expenses), net                   11                     -               -                     -                  (140)
                                         ---------             ---------       ---------             ---------             ---------

Profit (loss)
 before income taxes                       (1,873)                  130            (691)                  122                (4,914)
Income tax expenses                           (50)                 (117)            (25)                 (117)                 (878)
                                         ---------             ---------       ---------             ---------             ---------


Net profit (loss) for the period           (1,923)                   13            (716)                    5                (5,792)
                                         =========             =========       =========             =========             =========

Profit (loss) per share:

Basic and diluted profit (loss)
 per share (in US$)                         (0.18)                    -           (0.07)                    -                 (0.54)
                                         =========             =========       =========             =========             =========

Weighted average number of
ordinary shares outstanding
(in thousands) used in basic
 and diluted profit (loss) per
 share calculation                         10,661                10,705          10,661                10,705                10,660
                                         =========             =========       =========             =========             =========



                                                                       EXHIBIT 3

                    BVR SYSTEMS REPORTS P5CTS PROJECT STATUS

ROSH HA'AYIN, ISRAEL - JUNE 10TH, 2003 - On February 13, 2003, BVR Systems
(1998) Ltd. (OTCBB: BVRSF) announced that it is pursuing the P5 Combat Training Systems (P5CTS) program for the U.S. Department of Defense. BVR today reports that the U.S. Government has awarded the contract for the P5CTS program to the competing team.

BVR SYSTEMS (1998) LTD., IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF THE ELISRA GROUP AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS TO THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S WEB SITE AT HTTP://WWW.BVRSYSTEMS.COM.

This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of BVR Systems Ltd. only, and are subject to risk and uncertainties, including but not limited to the changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.


      CONTACT:

      GILAD YAVETZ
      BVR Systems (1998) Ltd.
      Tel. 011-972-3-900-8000

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               BVR Systems (1998) Ltd.
                                                   (Registrant)





Date:     September 1, 2003                   By: /s/ Yoel Katzir
                                                 -------------------------------
                                                 Name:   Yoel Katzir
                                                 Title:  President and Chief
                                                         Executive Officer



                                              By: /s/ Reuven Shahar
                                                --------------------------------
                                                Name:  Reuven Shahar
                                                Title: V.P Finance and CFO